Exhibit 99.1

Patrick Ky, Former EASA Executive Director, Joins Vertical Aerospace’s Board

•	Former Executive Director of the European Union Aviation Safety Agency (EASA) brings unrivalled global regulatory experience

•	Appointment reinforces Vertical’s pathway to certify its VX4 aircraft in 2028 with the UK Civil Aviation Authority (CAA) and EASA

•	European certification of eVTOLs will be to the highest aviation safety standard globally, supporting global portability of this certification to other regulators thereafter

London, UK; New York, USA – 3 September:

Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, today announced the appointment of Patrick Ky to its Board of Directors, strengthening the company’s regulatory expertise and leadership in certification. The appointment is effective as of 1 September 2025.

Mr. Ky served as Executive Director of the European Union Aviation Safety Agency (EASA) from 2013 to 2023, where he led the agency through a decade of regulatory transformation and established EASA as a global reference point for aviation safety and innovation. Under his leadership, EASA developed the world’s first comprehensive regulatory framework for eVTOL aircraft, SC-VTOL, published in 2019, creating a pathway for the certification of electric flight. He also set new safety standards for aircraft such as the Boeing 777X and Airbus A321XLR, and oversaw the safe return to service of the 737 MAX.

Vertical is targeting certification of its VX4 aircraft in 2028, concurrently with the CAA and EASA, meeting the highest safety and regulatory standards for eVTOLs globally. Mr. Ky joins an industry-leading line-up of regulatory expertise at Vertical, including Trevor Woods, former Certification Director at EASA, who is Regulatory Affairs Director, and Eamonn Brennan, former Director-General of Eurocontrol, the organisation responsible for coordinating and managing air traffic control across Europe, who was appointed as a Board Advisor earlier this year.

Prior to EASA, Mr. Ky was Executive Director of the Single European Sky Air Traffic Management Research (SESAR) Joint Undertaking, Europe’s air traffic management modernisation programme. He has also held senior leadership roles at Eurocontrol and in the French Civil Aviation Authority (DGAC). Patrick is currently Chief Executive Officer of the International Centre for Aviation Innovation (ICAI), a global hub bringing together governments, industry, and research institutions to co-develop innovative solutions for the future of air travel.

Patrick Ky, Board Director, said: “I am delighted to join Vertical Aerospace’s Board at such an exciting time for electric aviation. Having worked closely with industry and regulators worldwide on developing the standards for this new generation of aircraft, I believe Vertical is uniquely positioned to lead the sector through certification and into safe, sustainable commercial operations. I look forward to supporting the team as they bring the VX4 to market.”

Domhnal Slattery, Chairman at Vertical Aerospace, said: “Patrick Ky is one of the most respected voices in aviation regulation and safety worldwide. His unparalleled expertise and leadership at EASA will be invaluable as Vertical advances its certifiable aircraft programme, creating the most exportable aircraft on the market. His appointment reinforces our commitment to achieving the highest regulatory and safety standards while delivering on the promise of electric aviation.”

Patrick’s contributions to aviation have earned him numerous accolades, including The Glen A. Gilbert Memorial Award in 2013 and Aviation Week’s Philip J. Klass Lifetime Achievement Award for his lasting contributions to aviation safety in 2025.

Patrick is a graduate of École Polytechnique and the French Civil Aviation Engineering School, with additional degrees in economics from the University of Toulouse and MIT.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Its VX4 is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including GKN, Honeywell, and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL, and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications – justin.bates@vertical-aerospace.com – +44 7878 357 463

Samuel Emden, Head of Investor Affairs – samuel.emden@vertical-aerospace.com – +44 7816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes and their impact on Vertical and its programme development and certification efforts, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric VX4 variant, certification and the commercialization of the both the VX4 and the hybrid-electric VX4 variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, our ability to integrate hybrid technology into the VX4 on any particular timelines or at all, the ability of the hybrid-electric VX4 variant VX4 to be applied in defense, cargo, logistics and emergency services sectors, our ability to scale the hybrid-electric VX4 upon the VX4, our ability and plans to raise additional capital to fund our operations, the differential strategy compared to our peer group, expectations surrounding pre-orders and commitments, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.